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Women-ownedImmigrant-owned
Tomorrow Bookstore

Bookstore

882 Massachusetts Avenue
Indianapolis, IN 46204
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This is a preview. It will become public when you start accepting investment.
THE PITCH
Tomorrow Bookstore is seeking investment to open our new bookstore in downtown Indianapolis.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Tomorrow Bookstore is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Tomorrow Bookstore tote bag Invest $150 or more to qualify. Unlimited available
Invited to Tomorrow Bookstores' invite-only launch (and all previous investor perks) Invest $500 or more to qualify. Unlimited available
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This is a preview. It will become public when you start accepting investment.
Tomorrow Bookstore is a small, independent bookstore located on Mass Ave — downtown Indianapolis' premier tourist and retail corridor. With a current market gap in a mid-major city — the lack of a general interest, new-book store — Tomorrow Bookstore will be the go-to for anyone looking for their next page-turner.

The Products: We stock a carefully curated catalog of new books. We support that with coffee and tea, merchandise including puzzles and greeting cards, and local art — as well as a space to host events like author signings, book launches, and book clubs.

The Market: Since 2010, the number of bookstores in the US has increased by 40%. Our target market around downtown Indianapolis includes 68,712 people with an average age of 32 and median household income of $73,000. With a similar downtown area, Cincinnati supports five independent bookstores within a 2.5 mile radius.

"We're raising our child to grow up curious and loving to read. Getting to pick out a book as a kid was such an exciting experience, something that can't be recreated by shopping online. A downtown location is close to the restaurants and local businesses where we already enjoy spending our free time." - Shelby Ervin, downtown Indianapolis resident

The Hooks: A collection of new books you can trust to be engaging and relevant. Local craft coffee and tea. Community & literary events and local brand partnerships. The front-runner ideas include:

Facilitating book clubs - curating and providing for new and existing book clubs

Serving local, pour over coffee and tea - serving craft coffee and tea, with locally-roasted coffee options served via French Press and tea brewers

Convening and hosting literary events - the premier small venue for book signings, author talks and readings, and other literary events

The Future: We plan on launching Tomorrow Bookstore in April, 2023. Tomorrow Bookstore aims to prove the business model and fill Indianapolis' cultural gap as the premier destination for books, literary information, and the book-loving community.

This is a preview. It will become public when you start accepting investment.

THE TEAM

Julia Breakey
Chief Book Officer

Professional video and podcast editor with an unending curiosity and a passion for stories.

BA Film & Media from the University of Cape Town.

Currently reading The Book of Form and Emptiness by Ruth Ozeki.

Jake Budler
Chief Operations Officer

Startup connector and professional relationship builder.

BA Economics from Wabash College.

Currently reading All In by Billie Jean King.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

PITCH DECK

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Inventory	$18,650
Mainvest Compensation	$1,350
Total	$20,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$63,000	$222,200	$248,000	$272,800	$300,080
Cost of Goods Sold	$32,900	$110,190	$122,180	$134,000	$140,000
Gross Profit	$30,100	$112,010	$125,820	$138,800	$160,080

EXPENSES

Rent	$14,581	$24,996	$26,265	$26,921	$27,594
Business/commercial property insurance	$350	$600	$600	$600	$600
General liability insurance	$455	$780	$780	$780	$780
Workers compensation insurance	$777	$1,332	$1,332	$1,332	$1,332
Software	$2,415	$4,140	$4,140	$4,140	$4,140
Utilities	$2,800	$4,800	$4,800	$4,800	$4,800
Discounts & promotions	$2,800	$8,850	$9,700	$9,700	$9,700
Credit card processing	$1,890	$6,666	$7,440	$7,440	$7,440
Office supplies	$350	$600	$600	$600	$600
Wifi	$525	$900	$900	$900	$900
Labor	$0	$40,400	$56,400	$60,000	$63,000
Operating Profit	$3,157	$17,946	$12,863	$21,587	$39,194

This information is provided by Tomorrow Bookstore. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

Tomorrow Books Business Plan November 2022.pdf

Monthly Budget - Breakeven.pdf

Tomorrow Bookstore Pitch Deck.pdf
Startup Cost Estimation.pdf
Investment Round Status
Target Raise $20,000
Maximum Raise $30,000
Amount Invested $0
Investors 0
Investment Round Ends March 15th, 2023
Summary of Terms
Legal Business Name Tomorrow Bookstore
Investment Structure Revenue Sharing Note
Investment Multiple 1.2×
Business's Revenue Share 2%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2028
Financial Condition
Forecasted milestones

Tomorrow Bookstore forecasts the following milestones:

Secure lease in Indianapolis, Indiana by May, 2023.

Hire for the following positions by October, 2023: Part-time store manager

Achieve $262,200 revenue per year by 2025.

Achieve $13,110 profit per year by 2025.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Tomorrow Bookstore's fundraising. However, Tomorrow Bookstore may require additional funds from alternate sources at a later date.

No operating history

Tomorrow Bookstore was established in August, 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Tomorrow Bookstore has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. Tomorrow Bookstore expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Tomorrow Bookstore has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Securing a lease with no operating or financial history

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Tomorrow Bookstore to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Tomorrow Bookstore operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Tomorrow Bookstore competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Tomorrow Bookstore's core business or the inability to compete successfully against the with other competitors could negatively affect Tomorrow Bookstore's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tomorrow Bookstore's management or vote on and/or influence any managerial decisions regarding Tomorrow Bookstore. Furthermore, if the founders or other key personnel of Tomorrow Bookstore were to leave Tomorrow Bookstore or become unable to work, Tomorrow Bookstore (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Tomorrow Bookstore and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Tomorrow Bookstore is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Tomorrow Bookstore might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Tomorrow Bookstore is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Tomorrow Bookstore

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Tomorrow Bookstore's financial performance or ability to continue to operate. In the event Tomorrow Bookstore ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Tomorrow Bookstore nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Tomorrow Bookstore will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Tomorrow Bookstore is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tomorrow Bookstore will carry some insurance, Tomorrow Bookstore may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Tomorrow Bookstore could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Tomorrow Bookstore's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Tomorrow Bookstore's management will coincide: you both want Tomorrow Bookstore to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Tomorrow Bookstore to act conservative to make sure they are best equipped to repay the Note obligations, while Tomorrow Bookstore might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Tomorrow Bookstore needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Tomorrow Bookstore or management), which is responsible for monitoring Tomorrow Bookstore's compliance with the law. Tomorrow Bookstore will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Tomorrow Bookstore is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Tomorrow Bookstore fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Tomorrow Bookstore, and the revenue of Tomorrow Bookstore can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Tomorrow Bookstore to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Tomorrow Bookstore is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Tomorrow Bookstore is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Tomorrow Bookstore is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Tomorrow Bookstore. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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